

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Floretta Gogo
Chief Executive Officer
Cannaisseur Group Inc.
1039 Grant St Se Ste B24
Atlanta, GA 30315

> **Re: Cannaisseur Group Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed September 19, 2022**
> **File No. 333-262710**

Dear Floretta Gogo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 3 and re-issue in part. Please revise the cover page to clearly state the offering price of the shares to be offered by you and the offering price of the shares to be offered by the Selling Shareholders. We further note your statement that the Company is conducting the offering and sale of shares on a self-underwritten basis and that the offer will terminate 12 months after effectiveness unless earlier fully subscribed or terminated. Please clarify whether these conditions also apply to the shares being offered by the Selling Shareholders.

   Please also revise your prospectus cover page to state that you are an emerging growth company. Refer to Question 4 of our Jumpstart Our Business Startups Act Frequently Asked Questions, Generally Applicable Questions on Title I of the JOBS Act.

Exhibit 23.1, page 0

2. Please file the consent of M&K CPAS, PLLC, related to its audit report dated June 29, 2021 for the financial statements of Atlanta CBD, Inc. as of December 31, 2020 and 2019, included in the filing. In this regard, we note that the consent filed as Exhibit 23.1 only refers to the audit report dated July 5, 2022, relating to the financial statements of The Cannaisseur Group, Inc.

Prospectus Summary, page 4

3. We note your response to prior comment 6 and revised disclosure. Please revise further to clarify, if true, that your Company does not have any assets or business operations other than its 51% interest in Atlanta CBD Inc.

4. We re-issue prior comment 9. Please revise the Prospectus Summary to clearly describe the current legal landscape regarding your products. To the extent you are restricted from selling your products by any federal or state laws, please describe these restrictions.

5. We note your response to prior comment 10. Please file the documentation that contains the governing terms of the Atlanta CBD preferred stock and disclose whether the preferred stock is convertible into common stock. To the extent the preferred stock is convertible into common stock, please describe the conversion terms. Please also quantify the amount of money that Atlanta CBD could be obligated to pay to preferred shareholders if they redeem their stock and disclose whether the proceeds from the offering could be used to pay these shareholders.

    Please also disclose how often profit distributions are made to the preferred shareholders and quantify the amounts paid to preferred shareholders in recent periods.

Emerging Growth Company Status, page 5

6. We re-issue prior comment 11. Your disclosure on the registration statement cover page and on page 5 indicates that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. However, your disclosure on page 10 indicates that you have elected to use the extended transition period. Please reconcile your disclosure or advise.

Use of Proceeds, page 19

7. Your disclosure elsewhere in the prospectus indicates that you intend to build on your current business by acquiring assets from other companies and that you intend in the future to engage in cultivation and extraction of hemp flower. Please clarify whether you expect the proceeds from the offering to be sufficient for these purposes. If the proceeds

may not be sufficient, please clarify that additional funds may necessary to complete these efforts and identify the potential sources of such funds or how your plans may be modified if such funds are not available.

Management's Discussion and Analysis of Financial Conditions and Plan of Operation

Liquidity and Capital Resources, page 22

8.　We re-issue prior comment 14. Please revise your discussion under the heading "Liquidity and Capital Resources" both here and on page 23 to provide the disclosure required by Item 303(b)(1) of Regulation S-K. In your revisions, please discuss the July 2021 financing referenced elsewhere in the prospectus and the material terms of the "note payable" referenced on pages F-6 and F-11.

Description of Business, page 25

9.　It appears that you interchangeably use the term "the Company" to apply to The Cannaisseur Group and to Atlanta CBD. For example:
   - On page 26: "The Company believes that all products sold and marketed by it, are in compliance with the Farm Bill and all other federal and state law and regulation."
   - On page 26: the list of product categories the Company sells.
   - On page 27: the website address that the Company uses to sell a majority of its products direct to consumers.

   Please revise the description of your business to clarify the distinction between The Cannaisseur Group and Atlanta CBD by clarifying what each company currently does and to clarify the distinction between each company's current operations and planned future operations.

10.　Additionally, we note that your plan is to acquire assets that "will support and further develop Atlanta CBD's operations." Please provide further explanation as to the operational relationship between you and Atlanta CBD and how these operations will generate revenues for The Cannaisseur Group.

11.　We re-issue prior comment 15. Your disclosure on page 10 indicates that you depend in large part on your brand and branded products as well as on your proprietary processes. Please revise your Business section to describe these brands, branded products and proprietary processes as well as your revenue-generating activities. For guidance, refer to Item 101(c) of Regulation S-K.

12.　We note your response to prior comment 17 and revised disclosure indicating that you intend to acquire additional assets. Please revise your disclosure to explain how you intend to finance these asset acquisitions.

13.　We note your response to prior comment 18 and re-issue in part. It appears that a significant number of states still restrict the sale and possession of hemp-derived CBD, please revise your disclosure to describe your compliance regime for ensuring that sales are lawful in the state(s) where you sell and deliver your products.

Product Formulation and Production, page 27

14.   We re-issue prior comment 19. Please revise your disclosure in this subsection to clarify whether the activities described herein are conducted by Atlanta CBD, a separate subsidiary or by your company directly. To the extent The Cannaisseur Group engages in these activities on behalf of Atlanta CBD, please describe any contract arrangements between the companies.

Certain Relationships and Related Transactions, page 35

15.   We note your response to prior comment 23. Please revise your disclosure to describe why Liberty Management Investments is a related party. Please also disclose whether your working capital loan to Liberty bears interest, when the loan matures and whether there is written documentation governing the terms of the loan.

Security Ownership of Certain Beneficial Owners and Management, page 35

16.   We re-issue prior comment 24. With reference to Item 403 of Regulation S-K, please revise your beneficial ownership table to be as of the most recent practicable date.

Selling Shares, page 36

17.   We re-issue prior comment 26. Please revise this section to provide the information required by Item 507 of Regulation S-K, including the nature of any position, office, or other material relationship the selling shareholder has had within the past three years and clarify the amount of securities held by the security holder prior to the offering, the amount offered by each security holder and the amount and percentage of the class to be held by each security holder after completion of the offering.

Audited Financial Statements, The Cannaisseur Group, Inc., page F-18

18.   We acknowledge your reply to prior comment 28, and note no change to your financial statement presentation in response to the comment. Please explain to us your rationale for not presenting your results of operations for 2020 assuming that your acquisition of the 51% interest in Atlanta CBD Inc. had occurred at the beginning of the period. Refer to ASC 805-50-45 for guidance on transactions between entities under common control, and revise your presentation as required. In doing so, please add disclosure to your financial statements to explain your accounting and presentation for your acquisition of the 51% interest in Atlanta CBD Inc.

    You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elton F. Norman, Esquire